Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
January 17, 2008
Via EDGAR & Fax
Mr. Joseph A. Foti
Senior Assistant Chief Accountant
United States Securities and Exchange
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Lakes Entertainment, Inc.
Form 10-K for the year ended December 31, 2006
Filed October 19, 2007
Fife No. 000-24993
Dear Mr. Foti:
This letter will respond to your comment letter dated December 18, 2007 with respect to Lakes’ Annual Report on Form 10-K as amended for the year ended December 31, 2006 (the “Form 10-K”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter.
Form 10-K for the year ended December 31, 2006
Item 6. Selected Financial Data
1.	Please revise to either disclose or cross-reference to a discussion thereof, any factors that materially affect the comparability of the information provided in your Selected Financial Data. For example, you should describe or cross-reference to a discussion of (i) the $11,250 legal settlement received in fiscal 2004, (ii) the $10,216 gain on sale of the PokerTek investment in fiscal 2006, (iii) the loss on extinguishment of debt and other interest expenses in 2006 and (iv) any other significant or unusual items which may he helpful to an investor’s understanding of the selected financial data. Refer to the requirements of Item 301 of Regulation S-K.
In future filings, we will add disclosure of factors that materially affect the comparability of the information provided in our Selected Financial Data.

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
Consolidated Financial Statements
Consolidated Statements of Shareholders’ Equity
2.	We note for the years ended January 1, 2006 and December 31, 2006 you have recorded an amount of additional paid in capital for the “net change in equity related to minority interest”. Please explain to us the nature of these amounts and how the amounts were calculated or determined. Also, please explain to us the nature of the “expiration of repurchase commitment of subsidiary common shares” recorded in additional paid in capital for the year ended January 1, 2006.
           Confidential Treatment Request by Lakes Entertainment, Inc., A.
The following is a description of the expiration of repurchase commitment of subsidiary common shares recorded in additional paid-in capital for the year ended January 1, 2006. In 2004, WPTE inadvertently violated certain securities laws in connection with its initial public offering that could have required WPTE to repurchase a certain number of shares sold in the offering. The proceeds from the sale of these shares were reported on the balance sheet as a liability at approximately $0.6 million as of January 2, 2005. However, in 2005, WPTE’s repurchase obligation with respect to such shares expired, and these proceeds were transferred to equity, resulting in the “expiration of repurchase commitment of subsidiary common shares” being recorded in additional paid-in capital for the year ended January 1, 2006. Please note that this was disclosed in Note 1 to the Company’s Consolidated Financial Statements for the 2004 and 2005 fiscal years.
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page 73
3.	We note from your disclosure on page 34 of MD&A that WPTE began to recognize advertising/sponsorship revenue during fiscal 2006. Please tell us, and disclose in the notes to the financial statements in future filings, your accounting policy for recognizing revenue on this advertising/sponsorship revenue. If revenue related to advertising/sponsorship is not material to your financial statements, then specifically state so.
In 2006 WPTE recognized sponsorship revenue of approximately $1.4 million. In our opinion, this revenue was not material to our financial statements. WPTE’s accounting policy for recognizing sponsorship revenue is to recognize these revenues as the episodes that feature the sponsor are aired, as disclosed in Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations of the Form 10-K. No advertising revenues were recognized in 2006. If revenue from either sponsorship or advertising becomes material in the future, we will disclose the related revenue recognition policy in the notes to the financial statements of future filings.
Note 3. Short-term Investments, page 79
4.	We note that you have included disclosure of the cost, fair value and gross

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
unrealized losses of your short-term investments as of December 31, 2006 and January 1, 2006. Please revise future filings to include the contractual maturities of the securities as of the date of the most recent balance sheet presented and the amount of gains or losses reclassified out of accumulated other comprehensive income into earnings. See paragraphs 20-21 of SFAS No. 115.
In future filings, we will disclose the contractual maturities of the securities as of the date of the most recent balance sheet presented and the amount of realized gains or losses reclassified out of accumulated other comprehensive income into earnings, if any.
Note 5. Long — Term Assets Related to Indian Casino Projects — Notes Receivable, page 80
5.	We note your disclosure that on September 28, 2006, the Shingle Springs Tribe and El Dorado County entered into a settlement agreement that requires the Shingle Springs Tribe to make voluntary mitigation payments to construct high occupancy vehicle (“HOV”) lanes on Highway 50, make payments for law enforcement services, collect and pay sales taxes on food and beverage revenues to El Dorado County and contribute to the El Dorado County general fund. Please tell us if this settlement will affect the recoverability of the amounts recorded as notes receivable that are payable by Shingle Springs to Lakes, or if it will affect the management fees that will be earned by Lakes once the casino is open.
The settlement agreement between the Shingle Springs Tribe and El Dorado County has been contemplated in all forecasts and fair value estimates related to this project. The settlement payments will be included as deductions from operational results of the casino facility after it is open and will affect Lakes’ management fees earned, which will be based upon these operational results. However, under the casino’s projected business model, which contemplates this settlement and includes the related payments, the recoverability of the notes receivable from the Shingle Springs Tribe will not be affected. This forecasted business model for the casino is corroborated by third-party market study information obtained for the Shingle Springs project.
Note 11. Stock Options, page 90
6.	Please revise future filings to ensure your disclosures related to the stock option plans include disclosure of the weighted-average grant-date fair value of options granted during the year, for each year in which an income statement is presented. See paragraph A240(c) of SFAS No. 123R.
We will include disclosure of the weighted-average grant-date fair value of options granted during the year, for each year in which an income statement is presented in future filings.
Note 13. Commitments and Contingencies page 93
7.	We note from your disclosures in Note 13 and on page 40 of MD&A that you have an operating lease for an airplane and WPTE has an operating lease for office space that appears to have escalating payments. Please tell us

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
if you record the lease expense for these obligations on a straight-line basis in accordance with SFAS 13. If not, please tell us why you believe your accounting for these leases is appropriate.
We do record the lease expense for our operating leases on a straight-line basis in accordance with SFAS 13.
Note 16. Segment Information, page 97
8.	We note from your disclosures throughout the filing that you recognize revenue on international license agreements and product sales. Please revise future filings to include disclosure of revenues from external customers (1) attributed to your country of domicile and (2) attributed to all foreign countries in total from which you derive revenues. See paragraph 38 of SFAS No. 131.
We will include disclosure of revenues from external customers (1) attributed to our country of domicile and (2) attributed to all foreign countries in total from which we derive revenues in future filings.
Note 17. Selected Quarterly Financial Information (Unaudited) (Restated)
9.	Please revise future filings to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented. Refer to the requirement outlined in Item 302(a) (3) of Regulation S-K.
We will include discussion of the nature of any material unusual or infrequent items that impacted our quarterly results of operations for the various interim periods presented in future annual filings.
Item 9A. Controls and Procedures, page, 101
10.	We note your conclusion that disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report notwithstanding, the error requiring the restatement. In light of the errors that caused the restatement, and the definition of disclosure controls, which includes controls and procedures designed to ensure that information required to be disclosed is recorded, processed, summarized and reported, we believe that it would be unusual for your disclosure controls and procedures to have been effective during the period. Please explain to us why you believe it was appropriate to conclude that disclosure controls and procedures were effective as of the period covered by the Form 10-K.
Management has considered the circumstances surrounding the restatement of our financial statements for the three months ended April 1, 2007, for the six months ended July 1, 2007, for the year ended December 31, 2006, and quarterly financial information for each of the quarters in the

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
year ended December 31, 2006, as disclosed in Note 2 to the Consolidated Financial Statements included in the amendments to our 2006 Annual Report on Form 10-K and the first and second quarter 2007 Forms 10-Q. Based on the foregoing, our Chief Executive Officer and our Chief Financial Officer reviewed and re-evaluated the effectiveness of our disclosure controls and procedures, as defined in Exchange Act Rules 13a-15(e) and 15d-15(e), as of the end of each of the periods covered by those reports to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 (the “SEC filings”) is, among other things, recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission (the “Commission”). Our Chief Executive Officer and our Chief Financial Officer determined that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the 2006 Annual Report on Form 10-K, notwithstanding the error requiring this restatement. This was based on their conclusion that the error was not indicative of inadequate disclosure controls and procedures. The basis for that conclusion is described further below.
At the time of the original warrant value classification in 2006, and subsequently, we had a process in place to timely evaluate and determine the accounting and disclosure treatment for new transactions prior to reporting those transactions in our SEC filings. We believe this process was and is reasonable. This process was followed for the warrant classification transaction and was comprised of the following steps:
•	At the time the warrants were issued, which was approximately twelve weeks prior to the initial SEC filing deadline, the warrant issuance and related financing facility were announced to the public via press release. Also at the time the warrants were issued, the background related to the warrant transaction was documented by internal accounting and financial reporting personnel.

•	Over the next few weeks, appropriate accounting treatment was researched by these personnel using various resources including our online subscription to a comprehensive library of authoritative financial reporting and assurance literature. After evaluation of this research, this accounting treatment was concluded upon by our Chief Financial Officer and Vice President — Finance.

•	This conclusion and supporting documentation was provided to, and reviewed by, our audit committee, our independent registered public accounting firm as well as that firm’s external consultant (who has Commission expertise) in advance of the SEC filing deadline.

•	Both our independent registered public accounting firm and the independent consultant agreed with our accounting treatment for the warrant transaction, and this treatment was reflected in our timely filed SEC reports, including the 2006 Annual Report on Form 10-K.
We believe that the fact that the warrant accounting reflected in our initial SEC filings was erroneous was a function of the inherent complexity of the applicable accounting literature, and was not the result of a weakness in our disclosure controls. Because our procedures require us to review, research and evaluate accounting treatments for new transactions and provide documentation for our conclusions to our independent registered public accounting firm for concurrence well in advance of SEC filing deadlines, we believe that we have a process that has adequate safeguards to reduce, though not eliminate, the risk of accounting errors, and which are designed to provide reasonable assurance that the objectives of disclosure controls and procedures are met. Therefore, we believe there was a reasonable basis for concluding that we did have disclosure controls and procedures in place at the reasonable assurance level as of the end of the period covered by our 2006 Annual

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
Report on Form 10-K that were designed to ensure that information required to be disclosed in our SEC filings were, among other things, accumulated and communicated to management, including our principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure therein.
Form 10-Q for the period ended September 30, 2006 Note 1.
Note — we believe that the following comments relate to our 10-Q for the period ended September 30, 2007 rather than 2006 as noted above.
Basis of Presentation
11.	We note your disclosure that WPTE has reclassified $7 million of investments in marketable securities that were previously reported erroneously as current assets to non-current assets as of December 31, 2006. Although these changes in the consolidated balance sheet may be understandable to a reader of your consolidated financial statements, please note that it is not appropriate to categorize the change as a reclassification if previous items classified in current assets did not meet its definition in accordance with Chapter 3A of ARB No. 43, as the assets were not reasonably expected to be realized in cash or sold or consumed during the normal operating cycle of the business. As such, the revisions from an unacceptable (not an alternative acceptable) GAAP presentation represents a correction of an accounting error that would require restatement, and not solely a reclassification, of amounts in the consolidated financial statements in accordance with the guidance in paragraph 26 of SFAS No. 154 and the Statement of Auditing Standards (Section 420). Please confirm your understanding and compliance with such guidance in future accounting matters of a similar nature.
We believed that our treatment of the reclassification of WPTE’s investments in marketable securities from current to non-current assets as of December 31, 2006, was consistent with the guidance in SFAS 154 and AU Section 420. However, we understand the Staff’s interpretation of such guidance and we confirm that we will comply with such interpretation in future accounting matters of a similar nature.
Note 3. Intangible Assets Related to Indian Casino Projects and Related Obligations
12.	We note your disclosure that the opening of the Four Winds Casino Resort triggered obligations for Lakes to pay two unrelated third parties amounts related to the acquisition of the management contract with the Pokagon Band. Please explain to us why you believe it was appropriate to record the fair value of this obligation as an intangible asset. As part of your response, please discuss the nature of this obligation and how the amount was initially determined or calculated.
Confidential Treatment Request by Lakes Entertainment, Inc., B.

Mr. Joseph A. Foti — Senior Assistant Chief Accountant
Securities and Exchange Commission

Confidential Treatment Under Rule 83 is
Requested By Lakes Entertainment, Inc.
for Response to Comment Nos. 2 and 12
Note 5. Stock Warrant
13.	We note your disclosure that as a result of the reduction in exercise price of the warrant, you recognized a stock warrant inducement discount calculated using the Black-Scholes pricing model. In future filings, please disclose the actual assumptions used in the valuation in the notes to the financial statements.
We will disclose the principal assumptions used in the valuation of the stock warrant inducement discount, in future filings.
We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in the filing.
We acknowledge that the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.
We acknowledge that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Upon review of this response letter, if you have any additional questions or comments concerning Lakes or the Form 10-K, or if you wish to discuss any of the responses, please do not hesitate to contact me at (952)449-7030.
Very Truly Yours,
/s/ Timothy J. Cope

Timothy J. Cope

cc:	Lisa Bushland
Jean Davis
Tom Donahue
L.Ralph Piercy
Damon Schramm